Daniel K. Donahue
Tel 949.732.6500
Fax 949.732.6501
donahued@gtlaw.com

July 15, 2016

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Mobivity Holdings Corp. Registration Statement on Form S-1 Filed June 21, 2016 SEC File No. 333-212148

Ladies and Gentlemen:

On behalf of our client, Mobivity Holdings Corp., a Nevada corporation (the “Company”), we are responding to the oral comments issued by the staff of the Commission (the “Staff”) to the undersigned on the above-referenced Registration Statement on Form S-1 (“Registration Statement”) on June 21, 2016.  Concurrent with the filing of this letter, the Company is filing with the Commission an Amendment No. 1 to the Registration Statement (“Amendment”) for purposes of reflecting certain changes to the share holdings of the selling stockholders.

Staff Comments and Company Responses

General

1.
Please confirm that you will file a post-effective amendment to the Company’s registration statement on Form S-1 (File No. 333-203751) to remove from registration any shares that remained unsold at the termination of the offering registered thereby.

Response: Please be advised that the Company has ceased the offering of its common shares pursuant to the registration statement on Form S-1 (SEC File No. 333-203751) (“2015 Registration Statement”) and will be filing shortly a post-effective amendment to the 2015 Registration Statement to remove from registration any shares that remained unsold at the termination of the offering registered thereby.

2.	Please advise whether any offers or sales were made pursuant to the 2015 Registration Statement during any period in which the audited financial statements contained therein were not current.

Response:   Please advised that no shares of common stock of the Company were transferred pursuant to the prospectus made part of the 2015 Registration Statement during any period in which the audited financial statements contained therein were not current under Section 10(a)(3) of the Securities Act of 1933.  In this regard, we hereby confirm that all sales under the 2015 Registration Statement were suspended effective as of June 10, 2016.

The Company has endeavored to fully respond to the Staff's comments.  Thank you in advance for your review.  Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours, /s/ Daniel K. Donahue Daniel K. Donahue
cc:   Mobivity Holdings Corp.
        M&K CPAS, PLLC

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